Exhibit 99.1

Investor Presentation Third Quarter 2019 Update November 14, 2019 CSIQ NASDAQ Listed

Safe Harbor Statement This presentation has been prepared by the Company solely to facilitate the understanding of the Company’s business model and growth strategy. The information contained in this presentation has not been independently verified. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisers or representatives will be liable (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with the presentation. This presentation contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements include descriptions regarding the intent, belief or current expectations of the Company or its officers with respect to its future performance, consolidated results of operations and financial condition. These statements can be identified by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” or words of similar meaning. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from expectations implied by these forward-looking statements as a result of various factors and assumptions. Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized, and therefore we refer you to a more detailed discussion of the risks and uncertainties contained in the Company’s annual report on Form 20-F as well as other documents filed with the Securities & Exchange Commission. In addition, these forward looking statements are made as of the current date, and the Company does not undertake to update forward-looking statements to reflect future events or circumstances, unless otherwise required by law. 2

Table of contents 1 2 3 4 5 Company Overview The Market Opportunity Module and Systems Energy Business Financial Highlights Solutions 3

Company Description Leading solar module manufacturer and Global Footprint utility-scale solar developer with one the world’s largest solar project pipelines of Founded in Ontario, 2001 Listed on NASDAQ (CSIQ) in 2006 Over 13,000 employees globally Presence in >20 countries / territories           1 1 5 6 2 13 3 7 12 18 7 3 9 17 10 419 16 5 11 Canada U.S. 1 2 One of the world’s largest suppliers solar module 20 6 3 Mexico 4 Brazil 5 Germany 6 Spain 7 China 8 South Africa 9 UAE 10 India 11 Singapore 12 Japan 13 Korea 14 Australia 4 2 2 14 8 Proven utility-scale track record project development   Canada 1 15 Italy 16 Vietnam 17 Hong Kong 18 Taiwan 19 Thailand 20 Indonesia 2 Brazil China Thailand Vietnam Indonesia 3 4 5 6 As of November 25, 2019 • Module Sales Operations  Manufacturing Operations Energy Business see p.25 7 Taiwan 2019 shipment guidance: 8.4-8.5 GW Competitive cost structure Leading bankable brand with global reach Development and construction of utility-scale solar plants / projects primarily in North America, Asia Pacific, Latin America and Europe, Middle East and Africa         4 Module and System Solutions Energy Business

Investment Thesis Levered to long-term growth in demand for solar energy Differentiated, resilient business model leveraging strong sales channel, low cost manufacturing, own project development and EPC capabilities   Leading module manufacturing platform, delivering high quality products to over 160 countries   One of the world’s largest utility-scale solar developer and EPC provider with successful operations in 6 continents   Consistently profitable over the last 7 years Attractive valuation supported by resilient financial performance Experienced and strategically prudent management team and board 5

Table of Contents 1 2 3 4 5 Company Overview The Market Opportunity Module and Systems Solutions Energy Business Financial Highlights 6

Solar energy has already become mainstream… Solar energy adoption is accelerating, driven by policy support and competitive economics Solar energy currently delivers the lowest levelized cost of electricity in most geographies From 2016 solar capacity additions outpaced other sources, and in 2019 exceed all carbon based sources     400 100% 350 80% 300 250 60% 200 Gas Peaker 40% 150 Coal 100 20% Gas CC 50 Solar= Wind 0% 0 2015 Solar PV 2016 2017 2018 2019 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Other renewables Carbon-Based and Nuclear Source: BNEF New Energy Outlook 2019, Lazard 2018 LCOE Report. 7 50% 50% 43% 39% 33% 28% 26% 25% 33% 27% 40% 35% 32% 23% 18% Global Generation Capacity Addition Mix (GW) Mean Levelized Cost of Electricity ($/MWh)

Solar plus 4 hours of storage is competitive with gas generation and on a path become cheaper than gas in the years ahead Recently issued PPAs in the US are $4-5 c/kWh for PV + 4h storage (to be connected in 2021-2024). Majority of new solar PPAs in California and a big portion in the US require storage capacity. Rising carbon prices, increasing demand for electricity support solar energy adoption >800 GW of fossil fuel capacity is expected to retire over the next decade and >2,700 GW over the next 3 decades. (/kWh) to 7.4 4.1 5.0 Fuel + O&M: 3 /kWh 2019 Solar 2022 Storage Overall 8 (Solar & gas LCOE: US market data) Gas Baseload (combined cycle) – New Build 8.0 7.0 6.0 3.0 2.0

Key energy markets remain underpenetrated providing long-term visibility into the demand environment for our business Solar energy will grow from 2% of global electricity generation today to around 10% by 2030 Independent analysts expect near term growth in demand for modules to be healthy % GW % of Total Electricity Generation Global Cumulative Solar PV Installations Source: IHS, BNEF. ~10% 2% ~22% 57.1 78.5 141.1 94.4 103.6 152.5 129.3 161.1 169.3 Disclaimer: Industry forecasts in the above charts and elsewhere on this presentation are provided by third-party industry analysts. There can be no assurance that any such forecasts are accurate or that they will be achieved. Although we have not independently verified the accuracy of these forecasts, we believe them to be reliable and reasonable. Source: IHS 18.6 32.7 50.2 44.8 43.2 141.06 152.45 161.06 169.27 3.0 5.5 7.8 10.7 11.8 8.4 16.1 10.6 10.2 13.2 8.8 7.7 10.0 12.2 20.2 7.1 15.9 14.5 12.3 19.5 33.9 2015 2016 2017 2018 2019 2020 2021 2022 2023 China India United States Europe Latin America ROW

Industry consolidation is shifting the basis of competition attributes Growing customer loyalty driven by:   Brand and bankability(1) to non-price   Reliability and predictability   Long-term partnership of delivery and other services 141.1 2010 2013 2014 2015 2016 2017 2018 2019E 2020E Top 10 Module Manufacturers Others Source: IHS, company filings, Canadian Solar estimates. 1. Bankability indicates ability to raise debt from financial institutions to fund project development, construction and onwership. Financial institutions may conduct due diligence on module manufacturers to verify product quality and reliability as well as overall financial condition, and will only finance projects using modules from “bankable” suppliers. 10 129.3 97.7104.3 81.6 65.759% 40.148% 21.844% 24%28% 74% 48.057% 36% 59% Market Share of Top 10 Module Manufacturers (%) vs. Annual Shipments (GW)

Table of Contents 1 2 3 4 5 Company Overview The Market Opportunity Module and Systems Solutions Energy Business Financial Highlights 11

Leading module and total solutions provider with a track record of delivering high-quality products and services in over 160 countries World-leading bankable brand with global footprint Leader in solar cell and module technologies, with homegrown innovation driving product differentiation Technology-agnostic cell and module manufacturing capacity Best in class sales operation management Optimized sales channel strategy, delivering higher ASPs and providing sustainable competitive advantage Opportunity to leverage storage business captive market to grow systems solutions and energy 12

World-leading bankable brand No. 1 Bankable Module Supplier, Bloomberg New Energy Finance 2019 Bankability Survey – top bankable module supplier with 100% bankability for 3 consecutive years No. 1 Module Supplier, for Quality & Performance-Price Ratio, IHS Markit, 2016 Canadian Solar Trina Solar Jinko Solar JA Solar Longi Hanwha Q Cells Suntech / Shunfeng First Solar SunPower LG Electronics BYD Sharp Talesun Chint / Astronergy GCL Systems Kyocera REC Group Panasonic Yingli Hyundai Green Energy Risen Energy Solar Frontier Renesola Seraphim HT-SAAE 0% 10% 20% 30% 40% Not bankable 50% 60% 70% 80% 90% 100% Bankable Never heard of Source: Bloomberg New Energy Finance 2019 Module Bankability Survey. Survey results are used by financial institutions across the world for credit analysis. Respondents include banks, funds, EPC contractors, independent power providers (IPPs) and technical advisors. 13

Leader in solar cell and module technologies, innovation driving product differentiation with homegrown Among the first solar PV manufacturers to mass produce: Black silicon and diamond wire saw (DWS) poly wafers 5 busbar (5BB) and multi-busbar cells (MBB) Half-cut cells Large 166 mm wafers   HiKu 166 470 461 Mono 460   455 450 456 P5 450 444 450 438 440   444 P4 437 437 430   431 431 420 426 425 Double glass and bifacial modules   420 410 414 100% capacity converted to PERC and half-cut cells ~80% capacity in MBB cells 408 400 390 2018 2019 2020 2021 2022 2023 14

Technology-agnostic cell and module manufacturing capacity Our cell capacity is convertible to produce mono-or multi-with low or no additional capex requirements During 2018/19, gross margin of multi-product has exceeded that of mono-product by 400 basis points Inverted pyramid manufacturing capacity frees resources to focus on downstream businesses Manufacturing Capacity – 2019 Year End Capacity by Geography 73% Module Module 19% Cell 7% China Thailand Other Wafer 68% Ingot Cell 0%10% 20% 30% 40%50%60% 70% 80% 90% 100% 32% Internal Mannufacturing Capacity Externally Sourced Capacity Note: 2020 planned capacity additions: 2.2GW module, 500 MW ingot Note: Other include Vietnam, Taiwan, Brazil, Canada 15 13.0 GW 9.6 GW 3.4 GW 5.0 GW 4.6 GW 1.9 GW 3.1 GW

Best-in-class sales operation management Industry leading operations management and efficiency: Fast payment cycle Low inventory Negative cash conversion cycle Close to zero bad debt in 2017-2019 YTD         Highest module ASP among all China based manufacturers in 2019 YTD. Source: Company filings. (1) CSIQ inventory and receivables are gross amounts i.e. adding back provisions and bad debt allowances, respectively. Using net amounts would reduce average inventory and receivable days. 16 2017-2019YTD Average CSIQ(1) Jinko Solar LONGi First Solar SunPower Inventory Days 46 89 92 58 72 Receivable Days 54 101 133 74 41 Payable Days 120 174 214 30 72 Cash Conversion Cycle (20) 16 11 102 40

Optimized sales channel strategy, delivering higher ASPs and providing a source of sustainable competitive advantage

- Captive market opportunity in 2019 totals ~4.0GW
  - Container size direct sales to premium rooftop installers, stable predictable quarterly demand
  - Our own energy business projects
  - Turnkey solutions
- Other premium high price markets in 2019 total ~1.5GW, including U.S.



Captive and Premium Markets ~5.5 GW
Captive Markets ~4 GW
Energy Business ~1.1 GW
Turnkey (EPC) ~0.7 GW
Premium Rooftop Direct Sales ~2.2 GW
Premium Markets ~3.7 GW
U.S. Open Market ~0.5 GW
Other Premium Markets ~1.0 GW
Open and Competitive Markets ~3 GW

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Premium rooftop markets is a captive market for Canadian Solar

Direct Sales Channel to Premium Rooftop Markets



Container-size orders at a premium price
Stable and predictable quarterly demand

Shipment & Market Share	~2.2 GW in 2019 ~20% market share in target residential & small commercial markets
ASP Premium	2~3 ₵/W
Target Markets	Japan, Australia, US, Canada, Brazil, South Africa, EU
Barriers to Entry	• Dedicated teams • Product differentiation & positioning • Financing & insurance • Warehousing, training & technical support • Dedicated channel policies & management, co-marketing ➔ **Customer loyalty**

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Japan is a premium market with 2-3x profitability



Country Headquarters
Regional Offices
Warehouses

Strong Brand Name and Presence in Japan:

- **No.2** residential solution supplier behind Panasonic but ahead of Toshiba, Sharp & Kyocera– among the few foreign household brands in Japan.
- **No.1** module supplier with ~10% market share in one of the most highly-priced solar module markets globally.
- **Top utility project developer**, ~1 GW grid connected & late-stage projects, supported by financing facilities such as the J-REIT listed in the Tokyo Stock Exchange (9284.T).
- **Local presence**: 9 offices, 230 employees, nation-wide services centers, warehouses and logistics.

CanadianSolar Make The Difference
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Downstream total solutions is a captive market

Project Development and 3rd Party EPC Markets



Canada
US
Mexico
Brazil
Argentina
Spain
Italy
Israel
South Africa
China
Japan
Korea
Taiwan
Philippines
Malaysia
Australia

- **Project Development**: 1.2 GW in 2019, 2~3 GW NTP annually after
- **3rd Party EPC**: 1 GW in 2019, >1.5 GW from 2020

Why 3rd Party EPC?

Shared OPEX with both MSS & EG business

Additional Profits:

- Embedded margins from module, components & optimized solution
- Margins increased by 100%~300% on top of module sales

Controlled Risks

- Project/Market tailored JV/Partnership structure to manage construction
- Constructor's performance bond directly to project owner

Enhanced Opportunities by bankability, brand & balance sheet

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Opportunity to energy storage leverage business captive (SSES) markets to grow our systems solutions and Technology Migration System Solutions and Energy Storage (SSES) Tech DNA Enabling Technologies: Power Electronics Energy Storage IoT, Big Data, AI, Cloud Computing       Economics and Safety Driven Interactions 21 Power Grid   Grid resilience and safety   Renewable accommodation Solar Generation   More merchant based PV assets, requiring storage & market trading capability   Technology to enhance intelligence   Higher investment returns on innovation PV Product Maker   Capital intensive   Manufacturing automation

We expect system solutions and energy storageto become an important part of our business in the years ahead 100% Addressable Captive Markets Energy Group Turnkey Solutions MSS (Module & System Solutions) • • • • • Inverters Trackers Storage EPC O&M • • • Inverters Trackers Storage • • System Kits Module-Level Power Electronics (MLPEs) Inverters Storage • • MLPEs, inverters, mounting, storage, monitoring Optimized module, inverter, tracker & storage packaged system solutions 22 Canadian Solar already generates revenue from O&M, EPC, Inverters and System Kit offerings

Table of Contents 1 2 3 4 5 Company Overview The Market Opportunity Module and Systems Solutions Energy Business Financial Highlights 23

Leading utility-scale solar developer with global presence Track record developing, building and operating solar power plants across major energy markets in 6 continents several Proven capabilities at all stages of the solar development value chain Relationships with leading players in the global solar energy ecosystem Success launching Japan’s largest solar infrastructure fund   Opportunity to control asset over its life-cycle, uplift from repower opportunity Globally diversified project pipeline with strong competitive position in key markets deployment in the quarters ahead. 24 The competitive price of solar energy combined with the rapidly declining cost of storage is expected to drive exponential growth in solar power plant

Leading utility-scale solar developer with global presence Calgary, Canada Guelph, Canada Warsaw, Poland London, UK Walnut Creek, CA Milan, Italy New York, NY Madrid, Spain Tokio, Japan Austin, Texas Seoul, Korea San Francisco, CA Hong Kong, China Taipei, Taiwan Mexico City, Mexico Singapore Sao Paulo, Brazil Melbourne, Australia Buenos Aires, Argentina EMEA London, UK Warsaw, Poland LATAM APAC US & Canada • • Milan, Italy • • • Mexico City, Mexico Sao Paulo, Brazil • • • • • • Tokyo, Japan Hong Kong, China Singapore Melbourne, Australia Seoul, Korea Taipei, Taiwan • • • • Buenos Aires Argentina Madrid, Spain • San Francisco, CA Walnut Creek, CA Austin, Texas New York, NY Calgary, Canada Guelph, Canada 25

Track record developing, building and operating across major energy markets in 6 continents solar power plants Regional mix of all projects built and connected to date Cumulative Solar Power Plants Built and Connected(1) (MWp) 5,565 5.6 GWp 2011 2012 2013 2014 2015 2016 2017 2018 2019 N AMERICA LATAM APAC CHINA EMEA Source: Canadian Solar Inc. (1) Includes projects built and connected by Recurrent prior to Canadian Solar’s acquisition in 2015. 26 5,273 3,931 3,321 1,992 1,414 646 89211

Proven capabilities at all stages of the solar development value chain Project development Project Execution Monetization controlled by Canadian Solar 3.Construction 27 Project Finance Commissioning and Acceptance EPC and Project Management 1.Engineering 2.Procurement 4.Project Management Third Party Sale Alternatively Bridge financing Dropdown into Infrastructure Fund Project Valuation 1.Basic Engineering (production estimation, CAPEX and OPEX estimation) 2.Financial Modeling 3.Risk Assessment Projects Memorandum Permitting Process OR Valuation of existing permits and acquisition OR Partnerships Securing Land and Connection Point Investment Committee Contract Negotiation 1.EPC + O&M 2.Insurance 3.Finance

Established relationships with key financial players in the solar ecosystem energy KeyBank <>-w nI!.:.:.!!u Spi:: lry lnsu ranc:e TATA CAPITAL Bank Bcrk hi rc:: Hathaway KDB Bank IIIFC FC CLEANEWE GY RNA.NL £ C:OiiiP ._A DC * Export Development C.Jnada Export-!'tion et di>veloppemen1Cttn d BANCOIVEXT e Swiss Re r-•I"a..!!!DFVEl O"Mf"NT RA\IK UBS CREDITSUISS ...-OF LATIN AMERICA .7 +> l/lDeutsche Bank ....._ca IDB Inter-American 1-iViil Bayern LB Nordeste Development Bank Bankof America Merrill Lynch osabadell :E RBS •.N..., ft BNPPARIBAS -Y'NATIXIS Rabobank -$-lnvestec •,.. , The Royal Bank of Scotland ,, II BNDES BoA!!.!.i.cits SOCI ETE GENERALE 0BancoCiudad (:T.J ..t.. 9ili.*.ft-..4l-nt-H-SHANfiHAPI UOONO OtVJlOPMUIT •aN• lNG BA N K AFIANZADORA I .1. T I " tl " U It ,\ .. ... NEC NEC Capital Solutions Limited tliBARCIAYS(:MUFG PINGI.\N LEASING !JSIAM COMMERCIAL BANK i I BEAm521 fj -., llliJ 8 /_  NCB :iiiiii!. !lUX fT 7J( ·-·SMBC Bank SinoPac ZioU,n...slnttW"lct:iDti p DEG KFW DANKCNGRUPf'C li1 China Development RoyalBank ofCanada ICBC @ NORD/LB ORIX ;• 0lllEiD IIIiatmfi NOA\URA SHINSEIBANK China Construction Bank CanadianSolar Make The Difference 28 MIZUIO .Santander Banco do HDFC BANK BANK YES nab M&T

Success launching Japan’s largest solar infrastructure fund Consistent growth of the largest listed infrastructure fund in Japan sponsored by Canadian Solar, assets under management on mark-to-market basis has exceeded ¥50Bn. <Portfolio as of the end of 3rd FP> <Assets acquired during 4th FP> <Portfolio as of the end of 4th FP> Bn Bn AUM (Note) For owned assets as of the end of the 3rd at December 31, 2018 and 4th FP at June 30, 2019, “price” refers to the median project valuation report amount which is the estimated values provided to us by Pricewaterhouse Coopers Sustainability LLC and Ernst & Young Transaction Advisory Services Co., Ltd. in its project valuation reports as at December 31, 2018 and June 30, 2019. For assets purchased during the 4th FP, “price” refers to the acquisition price.  Historical panel output （MW） 120 100 80 60 40 20 0 2.5 Oct. 2017(IPO) Feb. 2018 Sep.2018 Mar.2019 Total Note: As of June 30, 2019 29 3.2 3.2 30.3 72.7 72.7 30.3 # of projects 20projects Total project valuation price as of the end of 4th FP(note) ¥50.02 Panel output of 108.9MW # of projects 18projects Total project valuation price as of the end of 3rd FP(note) ¥47.09 Panel output of AUM 105.6MW # of projects 2projects Acquisition price(note) ¥1.32Bn Panel output of acquisitions 3.2MW

Solar power plant assets dropped down by Canadian Solar into our Japanese Infrastructure fund as of June 30, 2019 total 108.9 MW…

S-01 CS Shibushi-shi Power Plant 1.2MW



S-02 CS Isa-shi Power Plant 0.9MW



S-03 CS Kasama-shi Power Plant 2.1MW



S-04 CS Isa-shi Dai-ni Power Plant 2.0MW



S-05 CS Yusui-cho Power Plant 1.7MW



S-06 CS Isa-shi Dai-san Power Plant 2.2MW



S-07 CS Kasama-shi Dai-ni Power Plant 2.1MW



S-08 CS Hiji-machi Power Plant 2.6MW



S-09 CS Ashikita-machi Power Plant 2.3MW



S-10 CS Minami Shimabara-shi Power Plant (East & West) 3.9MW



S-11 CS Minano-machi Power Plant 2.4MW



S-12 CS Kannami-cho Power Plant 1.3MW



S-13 CS Mashiki-machi Power Plant 47.7MW



S-14 CS Koriyama-shi Power Plant 0.6MW



S-15 CS Tsuyama-shi Power Plant 2.0MW



S-16 CS Ena-shi Power Plant 2.1MW



S-17 CS Daisen-cho Power Plant (A)(B) 27.3MW



S-18 CS Takayama-shi Power Plant 1.0MW



S-19 CS Misato-machi 1.1MW



S-20 CS Marumori-machi 2.2MW



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… and are expected to grow to Canadian Solar dropdowns Achieve \100Bn in asset size over sponsor pipeline 339.5MW in the next few years driven by the medium term drawing on acquisitions from Sponsor portfolio snapshot FIT purchase price range: Mostly \32~\40/kWh  By size (per asset) 2 7 By FIT price (panel output) 16.7％ 23.9% Map of owned assets and sponsor assets 8 50 MW~ 10MW~5 0MW 5MW~10 MW ￥40/kWh ￥36/kWh ￥32/kWh ~￥32/k Wh • Operational 5.5% 4 53.9％ 5 (as at Jun.320M, 2W01~9)5M W (as at Jun.30, 2019) Operational~2sMtWart year and status of sponsor portfolio assets （MW） （1.2 MW） （13.0 MW） 450 400 350 300 250 200 150 100 50 0 稼働済2019 年 2020 年 2020~ 2021 年 2021~ 2022 年 2022~ 累計 Total E N R 対象物件 Operational （A8u月g.以20降19）~ ENR projects(Note) （注1） Source: Compiled by the Asset Manager based on disclosures by Canadian Solar Projects K.K. Note: Total panel output of ENR projects are based on development plans as of June 30, 2019. Forecasted output and actual output may differ. Licenses and permits for ENR project development may not be completed and there is no assurance that these projects will reach completion nor be ready for commercial operation. With respect to these ENR projects, CSIF has been granted Exclusive Negotiation Rights from project developers. As at June 30, 2019, the sponsor does not retain ownership of these projects and there is a likelihood that the sponsor will not acquire the project among other reasons. As at June 30, 2019, CSIF does not intend to acquire these projects and there is no assurance that CSIF will acquire these projects. 31 OperationalUnderUnderENR projects(as at Jun.30, 2019) constructiondevelopment 339.5 MW 0.4 1.2 2.6 14.7 201.6 3.9 105.7 32.2 32.2 62.7 39.2 159.4 CS Hiroshima Suzuhari PP （17.9 MW） CS Yamaguchi Hofu PP （7.0 MW） CS Yamaguchi Aio Dai-ni PP CS Fukuoka Saigawa PP CS Oita Hiji-machi PP （53.4 MW） CS Kumamoto Mashiki Dai-ni PP（1.2 MW） CS Kumamoto Yamato PP （1.2 MW） CS Hiroshima Fukuyama PP （3.4 MW） CS Hyogo Kawanishi PP （1.0 MW） CS Oita Munechika PP （8.2 MW） CS Gunma Takasaki KG PP （24.5 MW） • Under Construction • Under Development • Acquired by CSIF CS Miyagi Angel land PP （9.2 MW） CS Miyagi Ogawara PP （7.2 MW） CS Azuma-kofuji PP （100.0 MW） CS Tochigi Kitsuregawa PP （1.2 MW） CS Ibaraki Kurusu PP （11.3 MW） CS Ibaraki Kasama PP （12.0 MW） CS Shizuoka Tashiro Dai-ni PP（0.4 MW） CS Shizuoka Shuzenji PP （10.8 MW） CS Miyagi Kejonuma PP （0.9 MW） CS Hokkaido Ishiari PP （2.4 MW） CS Gunma Mizukami PP （19.0 MW） CS Gunma Mizukami Dai-ni PP（2.6 MW） CS Gunma Aramaki PP （19.0 MW） CS Niigata Myoko PP （2.6 MW） CS Ishikawa Chausuyama PP（8.9 MW） ENR projects (Note) 3.90 MW Total sponsor portfolio 26 projects, 339.5 MW Under development 14 projects, 201.6 MW Operational and under construction 12 projects, 137.9 MW

Globally diversified project energy markets pipeline with strong competitive position in key MW 1,910 Early-stage Early-Mid-stage pipeline 9.0 GWp Late-stage pipeline/backlog 4.0 GWp Plants in construction 415 MWp Plants in operation 871 MWp MW 1,430 Late-stage MW 100 In Operation  Late-stage pipeline include projects that have passed the Cliff Risk Date and are expected to be built in the next 1 to 4 years. Cliff Risk Date depends on the country and is defined as the date in which the project passes the last of the high-risk stages (usually: Environmental approval, Interconnection agreement, Power Purchase Agreement). All late stage projects have secured or are reasonably assured to secure a PPA, or FiT. Some late-stage projects may not reach completion due to failure to secure other permits or changes in market conditions among other risk factors. Investors are advised to review a more detailed discussion of the risks factors contained in the company’s annual report on Form-20F.  Early stage pipeline includes only those projects that have been approved by our internal Investment Committee or projects that are expected to be brought to the Investment Committee in the next two quarters Source: Canadian Solar Inc. 32 Canadian Solar total pipeline exceeds 13 GWp, providing visibility into demand over the next several years. LATAM MW 2,057 Early-stage MW 244 In Construction APAC (incl. Japan) MW 673 Early-stage MW 798 Late-stage MW 53 In Construction MW 202 In Operation North America MW 4,389 Early-stage MW 1,499 Late-stage MW 0 In Construction MW 216 In Operation EMEA MW 223 Late-stage MW 18 In Construction MW 3 In Operation China MW 0 Early-stage MW 45 Late-stage MW 100 In Construction MW 350 In Operation

Strong competitive position in key energy markets – N. America

4,389 MW$_p$
Early- Mid-stage

1,499 MW$_p$
Late-stage

0 MW$_p$
In Construction

216 MW$_p$
In Operation





(MWp)
2019-2024 Pipeline COD Targets
3000
2500
2000
1500
1000
500
0
2019
2020
2021
2022
2023-2024
Late-Stage and Execution
Early- Mid-Stage Development

- The above COD target schedule is not to be construed as company guidance, but rather as an indication of visibility into demand for solar power plants across major markets. Not all the projects in our pipeline will reach COD.
- As a general rule of thumb, 80-90% of our late-stage projects are expected to reach COD, approximately 40-60% of mid-stage and 20-70% of early-stage projects can be expected to reach COD, depending on specific situation.

Recently Confirmed Projects(1):

- Geenex portfolio acquisition 591 MWp

Projects Update

- Completed the Sale of 266 MWp/200 MWac Rambler to Duke Energy Renewables

(1) Recently Confirmed Projects: Projects awarded with a Power Purchase Agreement granted within the past 3-6 months

Source: Canadian Solar Inc.

CanadianSolar Make The Difference 33

Strong competitive position in key energy markets - LATAM (MWp) 2019 - 2025 Pipeline COD Target 2,057 MWp Early-Stage 2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0 1,430 MWp Late-Stage 244 MWP In Construction 2019 2020 2021 2022 - 2025 100 MWP In Operation Late-Stage and Execution Early-Stage Development  The above COD target schedule is not to be construed as company guidance, but rather as an indication of visibility into demand for solar power plants across major markets. Not all the projects in our pipeline will reach COD.  As a general rule of thumb, 80-90% of our late-stage projects are expected to reach COD, approximately 40-60% of mid-stage and 20-70% of early-stage projects can be expected to reach COD, depending on specific situation. Projects Update  Cafayate achieved COD as of July 15th, 2019.  Lo Miranda (PMGD) achieved COD as of October 29th, 2019.  Jaiba Expansion I 51.12MWp Project was awarded in the Sixth Brazilian Federal Energy Auction.  Jaiba Expansion II 127 MWp Project was awarded in CEMIG Auction.  Ciranda and Lavras Expansion Projects were awarded in COPEL Auction.  Salgueiro declared NTP stage during October 2019.  Gameleira and Luiz Gonzaga Projects were awarded in the A-6 Brazilian Federal Energy Auction. Source: Canadian Solar Inc. as of November 29, 2019 34 MWp

Strong competitive position in key energy markets - EMEA 2019-2024 Pipeline COD Targets (MWp) 800 1,910 MWp Early-Mid-Stage 223 MWP Late-Stage 18 MWp In Construction 3 MWp In Operation 700 600 500 400 300 200 100 0 2019 Aug-Dec 2020 2021 2022-2024 Late Stage and Execution Early-Mid-Stage Development Recently Confirmed Projects(1): Ta’anach Nacham Beit Nekufa Zlafon 141.72 12.77 11.42 8.96 MWp MWp MWp MWp  The above COD target schedule is not to be construed as company guidance, but rather as an indication of visibility into demand for solar power plants across major markets. Not all the projects in our pipeline will reach COD.  As a general rule of thumb, 80-90% of our late-stage projects are expected to reach COD, approximately 40-60% of mid-stage and 20-70% of early-stage projects can be expected to reach COD, depending on specific situation. Projects Update • • • • (1) Tordesillas (300 MW, Spain) completed land acquisition Gesi (18 MW, Italy) plant connected and waiting for activation Launched connection request for Avalon Quintos (200 MW, Spain) project in Andalusia First batch of Trapani and Renelectron (18 MW, Italy) portfolio authorized Recently Confirmed Projects: Projects awarded with a Power Purchase Agreement granted within the past 3-6 months Source: Canadian Solar. Inc. as of October 30th , 2019 35 MWp

Strong competitive position in key energy markets - APAC (1)

53 MW_p
Early- Mid-Stage

276 MW_p
Late-Stage

53 MW_p
In Construction

143 MW_p
In Operation





(MWp)
2019-2022 Pipeline COD Targets
300
250
200
150
100
50
0
2019 Aug-Dec
2020
2021
2022
Late-Stage and Execution
Early-Stage Development

- The above COD target schedule is not to be construed as company guidance, but rather as an indication of visibility into demand for solar power plants across major markets. Not all the projects in our pipeline will reach COD.
- As a general rule of thumb, 80-90% of our late-stage projects are expected to reach COD, approximately 40-60% of mid-stage and 20-70% of early-stage projects can be expected to reach COD, depending on specific situation.

Projects Update

- Project Ishikari and Kejonuma achieved COD in July 2019.
- 30MWp Okayama Shinyubara successfully participated in Japan's 5th Auction.
- 329 MWp total pipeline are under late-stage development.
- Start construction of 2MWp Project in Taiwan in August
- 1MWp RTB with tariff awarded in Korea

(1) Includes Japan and SEA.
Source: Canadian Solar Inc.

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Strong competitive position in key energy markets - APAC (Australia)

620 MW_p
Early- Mid-Stage

522 MW_p
Late-Stage

0 MW_p
In Construction

59 MW_p
In Operation


(MWp)
2019 Aug-2022 Pipeline COD Targets
600
400
200
0
2019 Aug-Dec
2020
2021
Late-Stage and Execution
Early-Stage Development

- The above COD target schedule is not to be construed as company guidance, but rather as an indication of visibility into demand for solar power plants across major markets. Not all the projects in our pipeline will reach COD.
- As a general rule of thumb, 80-90% of our late-stage projects are expected to reach COD, approximately 40-60% of mid-stage and 20-70% of early-stage projects can be expected to reach COD, depending on specific situation.

Projects Update
- Oakey 2 Solar Farm was sold at financial close.
- Normanton, Oakey 1 and Longreach are currently in operation.
- Manum 1 is under construction and has achieved COD under the PPA.
- 189MW Suntop 1 has executed its connection agreement.
- 144MWp Gunnedah has executed its connection agreement.

Source: Canadian Solar Inc.

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Strategic Direction fees to supplement revenue from sale of power plants 38 Our goal is to optimize the business model to maximize value to Canadian Solar shareholders over the long term. Build Long-Term Recurring Revenue Stream  Generate predictable cash flows from power sales, O&M and asset management Gradually grow asset base through partial ownership, O&M and asset management contracts Maximize Synergies Across the Value Chain Optimize development capital cycle Manage EPC and leverage scale to implement centralized procurement Secure Asset Management and O&M contracts Maintain Control of the Value Chain Partner with low cost of capital entities to build a series of special purpose vehicles to drop our solar assets once COD is reached Maintain enough ownership of the vehicles (10-15%) to keep control of the asset over the life-cycle to maximize return for Canadian Solar shareholders Grow Our Pipeline in Attractive Markets Focus on markets where partial asset retention and control provide the best long term value

Table of Contents 1 2 3 4 5 Company Overview The Market Opportunity Module and Systems Solutions Energy Business Financial Highlights 39

Resilient business model combining manufacturing operations and downstream total solutions consistently profitable over past 7 years 2013-19E CAGR: Gross Margin 16.7% 19.6% 16.6% 14.6% 18.8% 20.7% 8,400-8,500 MW 28% 6,828 MW 6,615 MW 5,232 MW 4,706 MW 3,105 MW 3,745 1,894 MW 3,468 3,390 11% 2013 2014 2015 2016 2017 2018 2019 (Guidance) Net Income $32 mn ROE 40 $240 mn $172 mn $65 mn $100 mn $237 mn NA 7.9% 32.8% 20.6% 7.3% 9.4% 18.6% NA 1,576 3,130-3,160 2,961 976 2,853 677 1,654 1,213 2,747 106 2,713 2,492 2,169 1,748 324 1,330 Total Revenue (USD millions) and Module Shipments (MW)

Consolidated Income Statement Summary 9M19 9M18 Energy Group, $504 mn Module and System Solutions, $1,777 mn Europe and Others 28% Asia 31% Americas 41% (1) EBITDA calculated as operating income after loss/gain on change in fair value of derivatives, FX gain/loss, investment income/loss, and income from minority shareholdings; then adding back depreciation and amortization. For a reconciliation of GAAP to non-GAAP results, see accompanying table “GAAP to Non-GAAP Reconciliation” on slide 54. 41 9M19 vs. 2,281 -20% 1,792 -23% 489 -3% 342 24% 147 -35% 21 114 NM 18% 282 -13% 104 -17% 1.71 -18% 21.4% 372 bp 12.4% 96 bp 4.6% 14 bp 15.8% 23 bp USD millions except per share data 3Q19 vs.vs. 2Q193Q18 Net revenues 760 -27%-1% Cost of revenues 561 -34%-1% Gross profit 199 9%-1% Operating expenses 119 -3%14% Operating income 80 32%-16% Other (expenses)/income Depreciation and amortization 2 37 NMNM -7%14% EBITDA (non-GAAP)(1) 119 -8%-14% Net income attributable to Canadian Solar Inc. 58 -7%-12% Diluted EPS 0.96 -8%-12% Gross margin 26.2% 855 bp8 bp EBITDA* margin 15.7% 316 bp-234 bp Net margin 7.7% 163 bp-99 bp Return on equity (TTM) 15.8% -115 bp23 bp

Modules and System Solutions Summary Financials Key highlights Total module shipments grew by 11% qoq and 50% yoy, driven by strong demand from Brazil, the US, Europe and South East Asia. Canadian Solar continued to maintain a leading position in high ASP and captive markets, driving gross margin expansion. ASPs remained stable while our cost of production continued to decline. Manufacturing operations ran at full capacity in Q3. 9M18 20.2% 24.7% 25.1% 31.7% 21.6% 24.4% 27.0% 1,777 % Gross margin 1,604 565 512 453 9M18 9M19 3Q18 4Q18 1Q19 2Q19 3Q19 (1) All values include the effect of inter-segment elimination. 42 661662 Module and System Solutions Revenues (USD million) 9M19 vs. 6,105 31% 5,955 26% 1,777 11% 438 36% 170 115% USD millions except shipment data 3Q19 vs.vs. 2Q193Q18 Total shipments (MW) 2,387 11%50% Shipments recognized as revenues (MW) 2,156 -9%42% Revenues 662 0%29% Gross profit 179 11%39% Operating profit 84 28%65%

Energy Business Summary Financials Key highlights Lower revenues in Q3 was mainly driven by the delayed closing of project sales in Japan, which are expected to be completed in Q4 2019 and Q1 2020. Q3 projects sold included the sale of the 266 MWp Rambler project in the US and the sale of 80% interest in the 172 MWp Lavras project in Brazil, both sales were pre-construction. Despite lower revenues, Q3 gross margin expanded due to greater share of NTP sales which has a higher gross margin % contribution. Energy Business Revenues (USD million) 14.6% 10.1% 28.2% 27.5% 29.8% 5.7% 20.5% 1,239 Gross margin % 256 9M18 9M19 3Q18 4Q18 1Q19 2Q19 3Q19 43 504 336375 98 32 9M19 vs. 9M18 504 -59% 51 -72% -22 NA USD millions 3Q19 vs.vs. 2Q193Q18 Revenues 98 -74%-62% Gross profit 20 -7%-72% Operating profit -4 NANA

Operating expenses

Operating Expenses as % of Revenue

Total operating expenses

2015	2016	2017	2018	2019 YTD
9.5%	11.4%	10.9%	11.0%	15.0%

- In addition to the expenses below, in 2016-18, CSI had an annual average of $45 mn in other operating income, consisting primarily of gains/losses from the disposal of solar power systems and property, plant and equipment ; government grants received; and compensation from business interruption insurance.

Selling expenses


4.3%
5.1%
4.6%
4.4%
5.7%
2015
2016
2017
2018
2019 YTD

- Selling expenses in Q3 increased marginally to $47 mn from $45 mn in Q2 and $38 mn in Q3 2018.
- The sequential increase was mainly due to an increase in shipping and handling costs, partially offset by lower project transaction fees.

General & administrative expenses


4.7%
7.1%
6.8%
6.6%
7.8%
2015
2016
2017
2018
2019 YTD

- G&A expenses in Q3 declined to $62 mn from $66 mn in Q2 and $59 mn in Q3 2018.
- The sequential decline was mainly due to a $7 mn decrease in impairment in Q3 relative to Q2, and $2 mn decline in labor cost, partially offset by a $6 mn customer settlement.

Research & development expenses


0.5%
0.6%
0.8%
1.2%
1.6%
2015
2016
2017
2018
2019 YTD

- R&D expenses in Q3 were roughly unchanged qoq, at $12 mn, and slightly higher than Q3 2018 at $10 mn.
- R&D expenses have grown at 37% CAGR over 2015-18, from $17 mn in full year 2015 to $44 mn in 2018.
- YTD, Canadian Solar has spent $37 mn in R&D.

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Disciplined working capital management, disciplined and balanced capex Working Capital Days Capital Expenditures (USD million)(4) Inventory turnover days calculated as average gross inventory (adding back provisions) divided by cost of revenues x365 Account receivables days calculated as average gross accounts receivable (adding back bad debt allowance) divided by total revenues x365. Accounts payable days calculated as average accounts payable divided by cost of revenues x365. Capex for PP&E only, excluding capex related to project development. 287 277 316 230 10.0% 8.2% 8.4% 10.0% -70.0% -60.0% -50.0% -40.0% -30.0% -20.0% -10.0% 0.0% 10.0% 20.0% 0 50 100 150 200 250 300 350 400 450 500 2016 2017 2018 2019 YTD Capex Capex as % of revenue 51 days 46 days 39 days 54 days 2016 2017 2018 3Q19 TTM Inventory Turnover (1) 66 days 47 days 47 days 66 days 2016 2017 2018 3Q19 TTM Accounts Receivable Turnover (2) 137 days 115 days 107 days 136 days 2016 2017 2018 3Q19 TTM Accounts Payable Turnover (3)

Canadian Solar has significantly deleveraged its balance sheet in the several quarters Total and net debt to EBITDA now at 4.0x and 2.8x respectively. The ratios would be approximately 1x lower excluding project level non-recourse debt. last Deleverage mainly driven by growth in EBITDA and reduction in project debt associated with project sales. 11.2x 2016 2017 2018 3Q19 2016 2017 Total debt to EBITDA 2018 3Q19 TTM Borrowings for solar projects Borrowings for corporate/manufacturing Net debt to EBITDA Note: Net debt calculation nets out restricted cash securing debt only. 46 1,381 1,191 735 671 1,480 1,389 1,297 1,229 8.5x 7.9x 5.6x 3.7x4.0x 2.8x 2.6x Total debt, USD mn Total and net debt to EBITDA

We have maintained a strong cash position the long-term success of our business while continuing to invest in Cash flow movement from FY18 year-end USD millions +353 +19 1,049 Cash end of 2018 Cash provided by operations Cash used in investing activities Cash provided by financing activities FX changes Cash end of 3Q19 Note: Values based on Canadian Solar’s unaudited statement of cash flows. 47 941-230-34

Attractive valuation supported by resilient financial performance

Total Debt and Cash Breakdown

	4Q18	1Q19	2Q19	3Q19
Short-term borrowings	1,028	1,071	1,080	1,056
Long-term borrowings on project assets - current	266	280	177	262
Convertible notes - current	127	0	0	0
Capital leases - current	38	38	39	31
Long-term borrowings	394	434	463	526
Financing liabilities – non-current	78	79	78	76
Capital leases - non-current	34	26	22	17
Total debt	**1,965**	**1,928**	**1,859**	**1,968**
Cash and equivalents	444	370	438	526
Restricted cash - current:	481	516	526	515
Of which to secure debt:	134	67	75	82
Total cash (for EV calculation)	**578**	**437**	**513**	**608**
Net debt	**1,386**	**1,491**	**1,345**	**1,360**

EBITDA Calculation

	4Q18	1Q19	2Q19	3Q19	TTM
Total revenue	901	485	1,036	760	3,182
- COGS	-630	-378	-854	-561	-2,423
Gross profit	271	107	182	199	759
- Operating expenses	-135	-101	-122	-119	-477
Operating profit	**136**	**6**	**60**	**80**	**282**
-/+ Other expenses/income	35	-11	30	2	56
+ Depreciation & amortization	32	38	40	37	147
EBITDA (non-GAAP)	**203**	**33**	**130**	**119**	**485**
Impairments	41	0	14	14	69
Adjusted EBITDA (non-GAAP)*	**244**	**33**	**144**	**133**	**554**

**EBITDA including impairments*

Market Capitalization $970 mn + **Total Debt $1,968 mn** − **Total Cash $608 mn** + **Non-Controlling Interests $38 mn** = **Enterprise Value $2,368 mn** ➡ **EV/EBITDA TTM 4.9x/4.3x***

1. Source: Factset, company filings.
2. Prices as at November 27, 2019 market close.
3. All Canadian Solar financials are actual reported values. For a reconciliation of GAAP to non-GAAP results, see accompanying table "GAAP to Non-GAAP Reconciliation" on slide 54.

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Attractive valuation supported by resilient financial performance EV/EBITDA TTM EV (USD mn) 2,445 1,884 P/E TTM Market Capitalization (USD mn)  The above relative valuation analysis is intended for illustration purposes only, investors are encouraged to do their own due diligence based on their own analysis of publicly available financial information.  The rationale for Canadian Solar EV/EBITDA calculation can be reviewed on slide 48. EV/EBITDA and P/E for close peers is based on Factset database. We have not independently verified the accuracy of Factset’s data, but believe it to be reasonable. 1. NA: Not applicable due to negative earnings. 49 970 12,406 5,863 1,459536 814 1,273 Canadian Solar ABCDEF NA 100.1x 17.4x NA NA 13.4x 4.6x 2,368 12,046 4,969 2,4551,629 Canadian Solar ABCDEF 12.6x 18.5x 13.2x 47.4x 28.3x 8.0x 4.9x

Experienced and strategically prudent management team and board with track record of execution

	**Dr. Shawn Qu** Chairman and CEO	• Founded Canadian Solar in 2001, firmly establishing the company as a global leader of the solar industry • Director & VP at Photowatt International S.A. • Research scientist at Ontario Hydro (Ontario Power Generation Corp.)
	**Yan Zhuang** Acting CEO, SVP and Chief Commercial Officer	• Head of Asia of Hands-on Mobile, Inc. • Asia Pacific regional director of marketing planning and consumer insight at Motorola Inc.
	**Dr. Huifeng Chang** SVP and Chief Financial Officer	• Co-Head of Sales & Trading at CICC US in New York • CEO of CSOP Asset Management in Hong Kong • Vice President of Citigroup Equity Proprietary Investment in New York
	**Guangchun Zhang** SVP and Chief Operating Officer	• Vice President for R&D and Industrialization of Manufacturing Technology at Suntech Power Holdings • Centre for Photovoltaic Engineering at the University of New South Wales and Pacific Solar Pty. Limited.
	**Ismael Guerrero** CVP and President of Energy Group	• President, Head of Origination and COO at TerraForm Global • Vice President of Global Projects at Canadian Solar • Director of Operations for Asia at the Global Sustainable Fund
	**Jianyi Zhang** SVP and Chief Compliance Officer	• Senior advisor to several Chinese law firms • Senior assistant general counsel at Walmart Stores, Inc. • Managing Partner at Troutman Sanders LLP
	**Dr. Guoqiang Xing** SVP and Chief Technology Officer	• Chief Technology Officer of Hareon Solar • R&D Director of JA Solar • R&D Director at several semiconductor companies
Experienced Independent Directors	**Robert McDermott** Chair of the Nominating and Corporate Governance, and member of Audit and Compensation Committees	• Partner with McMillan LLP, a business and commercial law firm • Director and senior officer of Boliden Ltd.
	Dr. Harry E. Ruda Chair of Technology, and member of the Audit, Nominating and Governance, and Compensation Committees	• Director of the Centre for Advanced Nanotechnology, Stanley Meek Chair in Nanotechnology and Prof. of Applied Science and Engineering at the University of Toronto, Canada
	Andrew Wong Chair of the Compensation, and member of the Audit, Nominating and Governance Committees	• Senior Advisor to Board of Directors of Henderson Land Development Co. • Director of Ace Life Insurance Co. Ltd., China CITIC Bank Corp., Intime Retail (Group) Co. Ltd. And Shenzen Yantian Port (Group) Co. Ltd.
	Arthur Wong Chair of the Audit Committee, and member of Nominating and Governance, and Compensation Committees	• Independent director and chair of the audit committee of China Automotive Systems, Inc., Daqo New Energy Corp., and China Maple Leaf Educational Systems Limited • Various positions with Deloitte Touche Tohmatsu (Deloitte) in Hong Kong, San Jose and Beijing • Chief Financial Officer at a variety of companies

Source: Canadian Solar Inc.

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Guidance as of November 12, 2019

	Q3 2019	Q4 2019E	FY2018	FY2019E	YoY Δ%
Module Shipments	2,387 MW	2.3 GW to 2.4 GW	6,615 MW	8.4 GW to 8.5 GW	+27.7%
Revenue(1)	$759.9 mn	$850 mn to $880 mn	$3.74 bn	$3.13 bn to $3.16 bn	-15.9%
Gross Margin(1)	26.2%	19% to 21%	NA	NA	NA

(1) Includes MSS and Energy businesses.

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Consolidated Income Statement

USD millions except per share data	2017	2018	9M18	9M19	9M yoy	3Q18	4Q18	1Q19	2Q19	3Q19	3Q qoq	3Q yoy
Net Revenue	**3,390**	**3,745**	**2,843**	2,281	-20%	**768**	**901**	**485**	**1,036**	760	-27%	-1%
Cost of revenues	-2,753	-2,969	-2,340	-1,792	-23%	-568	-630	-377	-854	-561	-34%	-1%
Gross profit	**638**	**775**	**504**	489	-3%	**200**	**271**	**107**	**183**	199	9%	-1%
Selling expenses	-156	-165	-121	-130	8%	-38	-44	-38	-45	-47	4%	22%
General and administrative expenses	-231	-245	-164	-179	9%	-59	-81	-51	-66	-61	-7%	5%
Research and development expenses	-29	-44	-29	-37	28%	-10	-15	-13	-12	-12	-5%	14%
Other operating income, net	48	45	38	4		3	6	2	1	1		
Total operating expenses, net	**-368**	**-410**	**-276**	-342	24%	**-104**	**-135**	**-101**	**-122**	-119	-3%	14%
Income from operations	**269**	**365**	**228**	147	-35%	**96**	**137**	**7**	**61**	80	32%	-16%
Net interest expense	-107	-95	-74	-53		-24	-21	-20	-16	-17		
Gain (loss) on change in fair value of derivatives	0	-19	-12	-16		-9	-7	-1	-12	-2		
Foreign exchange gain (loss)	-23	7	-1	7		10	7	-13	16	3		
Investment income (loss)	-4	41	6	2		7	35	1	2	-1		
Income tax benefit (expense)	-41	-62	-25	-17		-13	-37	8	-14	-10		
Equity in earnings (loss) of unconsolidated investees	9	6	6	28		3	0	2	24	2		
Net income	**103**	**242**	**128**	99		**68**	**114**	**-17**	**61**	55		
Less: net income attributable to non-controlling interests	3	5	3	(5)		2	2	-	(2)	(3)		
Net income attributable to Canadian Solar Inc.	**100**	**237**	**125**	104	-17%	**66**	**112**	**-17**	**63**	58	-7%	-12%
Earnings per share - basis	1.71	4.02	2.13	1.74		1.14	1.89	-0.29	1.05	0.97		
Earnings per share – diluted	**1.69**	**3.88**	**2.08**	1.71	-18%	**1.09**	**1.81**	**-0.29**	**1.04**	0.96	-8%	-12%

2

Summary Balance Sheet 53 USD millions3Q174Q17 1Q182Q183Q184Q18 1Q192Q19 3Q19 Cash and cash equivalents615562 567452520444 370438 526 Restricted cash - current529618 613536460481 516526 515 Accounts receivable457358 354370323498 389455 449 Inventories302346 414336322262 385338 413 Project assets - current1,6591,523 9591,1911,187934 920690 910 Other current assets643678 506511525455 510448 532 Total current assets4,2054,085 3,4133,3963,3373,074 3,0902,895 3,345 Restricted cash - non-current1111 1131616 2617 7 Property, plant and equipment675747 791797863885 933958 996 Net intangible assets and goodwill1617 15161616 2019 24 Project assets - non-current148148 16692117352 393404 238 Solar power systems6764 63595655 6057 53 Investments in affiliates402414 415411403126 128153 150 Other non-current assets524404 426419396369 423536 495 Total non-current assets1,8431,805 1,8871,7971,8671,819 1,9832,144 1,963 TOTAL ASSETS6,0485,890 5,3005,1935,2044,893 5,0735,039 5,308 Short-term borrowings2,1401,958 1,8582,0001,8781,028 1,0711,080 1,056 Long-term borrowings on project assets-current00 000266 280177 262 Accounts and notes payable1,057976 914815857749 934926 1,006 Other payables296315 295303322408 380440 453 Tax equity liabilities419408 155154164158 15850 53 Other current liabilities500451 398391424339 241258 250 Total current liabilities4,4124,108 3,6203,6633,6452,948 3,0642,931 3,080 Long-term borrowings318404 328221120394 434463 526 Convertible notes126126 0000 00 0 Other non-current liabilities201192 208206237278 302324 336 Total non-current liabilities645722 536427357672 736787 862 TOTAL LIABILITIES5,0574,830 4,1564,0904,0023,620 3,8003,718 3,942 Common shares702702 702703703703 704703 704 Retained earnings322384 428444510622 605668 726 Other equity-58-54 -26-82-52-100 -79-92 -103 Total Canadian Solar Inc. shareholders' equity9661,032 1,1041,0651,1611,225 1,2301,279 1,327 Non-controlling interests2528 40384148 4342 39 TOTAL EQUITY9911,060 1,1441,1031,2021,273 1,2731,321 1,366

GAAP to Non-GAAP Reconciliation To supplement financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described herein. The Company presents non-GAAP values for EBITDA so that readers can better understand the underlying operating performance of the business, excluding the effect of non-cash costs such as depreciation, amortization and impairments. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited. Add back: Income tax benefit (expense) 25 37 -8 14 10 Net interest expense 75 21 20 16 17 Add back: Depreciation & amortization 97 32 38 40 37 Add back: Impairments 5 41 0 14 14 adjusted EBITDA 54 Non-GAAP33024433144133 Non-GAAP EBITDA32520433130119 Non-GAAP EBIT228172-59082 In USD millions9M184Q181Q192Q193Q19 GAAP net income128114-176055

,, r CanadianSolar • • • • • • • • • • . Thank You! a CSIQ NasdaQ Listed •• •